

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 18, 2020

Jonathan S. Horwitz
Executive Vice President and Principal Executive Officer
Putnam Managed Municipal Income Trust
c/o Putnam Investment Management, LLC
100 Federal Street
Boston, Massachusetts 02110

Re: Putnam Managed Municipal Income Trust—File No. 812-15103

Dear Mr. Horwitz:

By Form APP-WD filed with the Securities and Exchange Commission on March 13, 2020, you requested, on behalf of applicant, that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn effective as of March 13, 2020. (We note that the Form APP-WD referenced file number 811-05740. However, in a subsequent Form APP-WD filed on March 18, 2020, you clarified that the correct reference number is 812-15103.)

Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Trace W. Rakestraw

Trace W. Rakestraw
Branch Chief
Chief Counsel's Office